Exhibit 99.1

Directors’ Interests

The following director of the Company on Thursday, 5 January 2006 acquired ordinary shares in Mitchells & Butlers plc as shown below:

Director	Shares Purchased	Price Per Share		Balance of Shares Held

George Fairweather	2,000	419.41	p	2,000

Victoria M Penrice

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